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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sequenom, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
817337108

(CUSIP Number)
Kevin M. Royer, Esq.
Siemens Corporation
153 East 53 Street, 56th Floor
New York, NY 10022
(212) 258-4151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 859823106

1.	Name of Reporting Person. I.R.S. Identification No. of above person SIEMENS VENTURE CAPITAL GMBH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power	3,878,788

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	3,878,788

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			3,878,788

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)			11.1%

14.	Type of Reporting Person			CO

(Page 2 of 10 Pages)

CUSIP No. 859823106

1.	Name of Reporting Person. I.R.S. Identification No. of above person SIEMENS AKTIENGESELLSCHAFT

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power	3,878,788

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	3,878,788

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			3,878,788

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)			11.1%

14.	Type of Reporting Person			CO

(Page 3 of 10 Pages)

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3595 John Hopkins Court, San Diego, California 92121.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (each, individually, a “Reporting Person” and collectively the “Reporting Persons”): (1) Siemens Venture Capital GmbH, a company with limited liability organized under the laws of the Federal Republic of Germany (“Siemens Venture Capital”) and (2) Siemens Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”). Siemens Venture Capital’s business address is Wittelsbacherplatz 2, D-80333 Munich, Germany, Siemens AG’s business address is Wittelsbacherplatz 2, D-80333 Munich, Germany. Siemens Venture Capital is a direct wholly owned subsidiary of Siemens AG. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit A hereto.

The principal business of Siemens Venture Capital is to identify and fund investments in emerging and innovative technologies that will enhance the core business scope of the Siemens group, particularly in equipment for telecommunications and networking, medical diagnostics, industrial automation, power generation, automotive electronics, rail transportation systems, water technologies, and lighting.

Siemens AG’s business is based in electronics and electrical engineering with strong market positions in equipment for telecommunications and networking, industrial automation, power generation, medical diagnostics, rail transportation systems, automotive electronics, water technologies, and lighting.

The name, business address, citizenship and present principal occupation or employment of each member of the Managing Board and Supervisory Board of Siemens AG and each Managing Director and Executive Officer of Siemens Venture Capital are set forth on Exhibit B hereto and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any person on Exhibit B has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the Reporting Persons will acquire beneficial ownership of the Shares and the Warrants (each as defined below) for aggregate consideration of approximately $4,000,000 for the Shares and $3,054,546.60 for the Warrants when exercised. The funds used for the purchase of such securities were obtained from the working capital of Siemens AG.

(Page 4 of 10 Pages)

Item 4.	Purpose of Transaction

On March 27, 2006, the Issuer entered into a Securities Purchase Agreement with Com Vest Investment Partners II LLC (“Com Vest”), LB I Group Inc. (“LBIG”) and Pequot Private Equity Fund IV, L.P. (“Pequot”) that provides for the sale of common stock and warrants to purchase common stock. On March 30, 2006, the Issuer, Com Vest, LBIG and Pequot amended and restated the Securities Purchase Agreement (as amended, the “Purchase Agreement”) to add Siemens Venture Capital (Siemens Venture Capital collectively with Com Vest, LBIG and Pequot, the “Purchasers”) as a fourth investor. Pursuant to the terms of the Purchase Agreement as later adjusted to give effect to a 1-for-3 reverse stock split effected on June 1, 2006, the Issuer agreed to issue and sell to Siemens Venture Capital, and Siemens Venture Capital agreed to purchase, (i) 2,424,242 shares of Common Stock (the “Shares”) and (ii) warrants to purchase up to 1,454,546 shares of Common Stock (the “Warrants”) at an exercise price of $2.10 per share, in each case, subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Warrants. The Warrants will contain certain anti-dilution protections and other adjustment provisions, will be immediately exercisable when issued and will remain exercisable for seven years.

The Purchase Agreement contains certain customary closing conditions, including the requisite approval of the stockholders of the Issuer. The Purchase Agreement provides that, following the closing of the transactions contemplated by the Purchase Agreement (the “Transactions”), each Purchaser holding 10% or more of the then outstanding Common Stock shall have the right to nominate one director for election to the Board, subject to compliance with relevant Nasdaq rules and regulations and subject to the approval of such nominees by the nominating and corporate governance committee of the Board. Upon such nominations, the Issuer would be obligated to use commercially reasonable efforts to place such nominees on the slate of directors presented to its stockholders at each meeting at which directors are elected.

In connection with the Transactions, the Issuer agreed to seek approval from its stockholders (the “Stockholder Approval”) to: (i) approve (a) the Transactions, and (b) an increase in the authorized number of shares of Common Stock from 75,000,000 shares to 185,000,000 shares; and (ii) to amend its certificate of incorporation and bylaws to remove the classification of its Board effective upon the closing of the Transactions (the “Declassification Proposal”). The Issuer agreed to use commercially reasonable efforts to call a meeting of its stockholders to be held within 60 days after the closing of the Transactions (the “Closing”) for the purpose of seeking stockholder approval of the following matters if the stockholders have not approved such matters prior to the Closing: (1) the Declassification Proposal; (2) the amendment of the Issuer’s bylaws to remove certain supermajority approval requirements, to permit stockholders holding a majority of the outstanding shares of Common Stock to call special meetings of stockholders and to permit stockholders to act by written consent; and (3) either the adoption of a new equity incentive plan or the amendment of the Issuer’s existing equity incentive plan to increase the number of shares reserved for issuance thereunder. Following the Closing and until the Issuer’s bylaws have been amended consistent with the foregoing matters, the Issuer has agreed to use commercially reasonable efforts to call a special meeting of stockholders to be held within 60 days following the written request of at least two of the three directors nominated by the Purchasers to seek approval from its stockholders of the foregoing matters or any other matter that at least three directors request be submitted to the stockholders for approval.

(Page 5 of 10 Pages)

On May 31, 2006, the Issuer’s shareholders approved the Transactions, the increase in the authorized number of shares of Common Stock from 75,000,000 to 185,000,000 shares, the Declassification Proposal and the adoption of a new equity incentive plan to increase the number of shares reserved for issuance thereunder. The Issuer’s shareholders also approved an amendment to the Issuer’s Certificate of Incorporation to effect a reverse stock split of the Issuer’s Common Stock.

In connection with the Transactions, the Issuer also agreed to enter into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”) as a condition to the Closing, pursuant to which the Issuer will be required to, among other things, prepare and file a shelf registration statement (or other form of registration statement as is then available) to effect a registration within 30 days after the issuance of the Shares and the Warrants covering the resale of (i) the Shares and shares of Common Stock issuable upon exercise of the Warrants, (ii) the shares of Common Stock and the shares of Common Stock issuable upon exercise of the warrants issued to the other Purchasers, and (iii) any other securities of the Issuer or its successor issued or issuable in exchange therefor (the “Registrable Securities”). The Issuer will be required to keep such registration statement effective until the earlier of: (x) the second anniversary of the date that such registration statement is first declared effective by the SEC (the “Effective Date”); (y) such time as all Registrable Securities covered by such registration statement have been sold pursuant to any registration statement, Rule 144 of the Securities Act of 1933, as amended (the “Act”) or any exemption from registration under the Act; or (z) such time as all of the Registrable Securities covered by such registration statement may be sold in open market transactions pursuant to Rule 144(k) of the Act.

On March 27, 2006, the Issuer also entered into an amendment (the “Rights Agreement Amendment”) of the Rights Agreement, dated as of October 21, 2001 (the “Rights Agreement”), by and between the Issuer and American Stock Transfer & Trust Company, which provides that the execution of the Purchase Agreement does not trigger any obligation to issue right certificates and that the Rights Agreement and all rights thereunder shall terminate immediately prior to the Closing.

Copies of the Purchase Agreement, the Form of Registration Rights Agreement and the Rights Agreement Amendment are incorporated by reference herein as Exhibits C, D and E, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional shares of Common Stock or warrants to purchase Common Stock from time to time to the extent permitted by the agreements described herein and applicable law. Any action or actions the Reporting Persons might undertake in respect of their Shares or Warrants will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

(Page 6 of 10 Pages)

Item 5.	Interest in Securities of the Issuer

(a)-(b) After consummation of the Transactions, Siemens Venture Capital beneficially owns 3,878,788 shares of Common Stock, representing approximately 11.1% of shares of Common Stock outstanding as of June 2, 2006 (consisting of (i) 2,424,242 shares of Common Stock issuable to Siemens Venture Capital, and (ii) 1,454,546 shares of Common Stock issuable to Siemens Venture Capital upon exercise of the Warrants). Siemens Venture Capital has sole voting and dispositive power with respect to such shares. For purposes of this Schedule 13D, Siemens AG is also reported as having sole voting and dispositive power over such Shares by virtue of its control over Siemens Venture Capital. As Siemens Venture Capital’s sole shareholder, Siemens AG may be deemed to own all such Shares and Warrants beneficially.

To the best of the Reporting Persons’ knowledge, none of the persons set forth in Exhibit B beneficially owns any shares of Common Stock.

(c)	Except for the information set forth in Item 4, there have been no transactions in shares of Common Stock by any of the Reporting Persons, or to the best of the Reporting Person’s knowledge, any of the persons set forth in Exhibit B during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Purchase Agreement, the Form of Registration Rights Agreement and the Rights Agreement Amendment, which are incorporated as Exhibits C, D and E and which are incorporated herein by reference.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer agreed to issue the Warrants to Siemens Venture Capital. The Warrants have a term of seven years and are exercisable in whole or in part at any time after the Closing at an exercise price of $2.10 per share, subject to adjustment for any further reverse split of the Issuer’s Common Stock, certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Cashless exercise is permitted. The warrant issued to Siemens Venture Capital by the Issuer dated June 2, 2006 (the “Warrant”) is included as Exhibit F and the description herein of the Warrants is qualified in its entirety by reference to the Warrant.

Other than the foregoing, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons set forth on Exhibit B have any agreements, arrangements, understandings or relationships with respect to securities of the Issuer.

(Page 7 of 10 Pages)

Item 7.	Material to be Filed as Exhibits

Exhibit
Number	Description of Exhibit
Exhibit A	Joint Filing Agreement.

Exhibit B	List of Directors and Executive Officers of each Reporting Person.

Exhibit C	Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit D	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K (filed April 3, 2006)).

Exhibit E	Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer’s Form 8-K, dated March 27, 2006 (filed March 28, 2006)).

Exhibit F	Warrant, dated June 2, 2006.

(Page 8 of 10 Pages)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Venture Capital GmbH is true, complete and correct.

Dated: June 12, 2006

SIEMENS VENTURE CAPITAL GMBH

By:	/s/ DR. RALF SCHNELL

	Name:	Dr. Ralf Schnell
	Title:	CEO

By:	/s/ THOMAS KOLBINGER

	Name:	Thomas Kolbinger
	Title:	CFO

(Page 9 of 10 Pages)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Aktiengesellschaft is true, complete and correct.

Dated: June 12, 2006

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ DOMINIK ASAM

	Name:	Dominik Asam
	Title:	Corporate Vice President and Treasurer

By:	/s/ DR. WERNER SCHICK

	Name:	Dr. Werner Schick
	Title:	Senior Counsel

(Page 10 of 10 Pages)